

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via E-mail</u>
Sergei Rogov
President
Solarflex Corp.
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan, 52506, Israel

> **Re:** **Solarflex Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 6, 2011**
> **File No. 333-168068**

Dear Mr. Rogov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Company, page 5</u>

1. We note your responses to prior comments 3 and 7. If you do not know whether your potential product can achieve the disclosed efficiency improvement and cost savings, please tell us why you believe it is appropriate to include such claims in your prospectus.

<u>State securities laws may limit secondary trading, page 15</u>

2. Please update the disclosure in the section entitled "Plan of Distribution" section on page 32 to reflect the substance of your response to prior comment 8.

<u>Financial Statements, page F-1</u>

3. We note that in connection with this amendment, you have removed the audited financial statements as of and for the periods ended December 31, 2010 that were included in the

prior Form S-1. Please explain to us in detail the reasons for the removal of the audited financial statements. Specifically address whether there have been subsequent events that have impacted the reliability of those audited financial statements.

4.   Further to the above, please amend this filing to include audited financial statements in accordance with Article 8 of Regulation S-X.

<u>Exhibit 10.1</u>

5.   We note your response to prior comment 20; however, you re-filed the same exhibit. Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Therefore, we reissue prior comment 20 to re-file your exhibit accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Steven Kronengold